UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

TKO Group Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Titles of Class of Securities)

87256C101

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87256C101

1	NAME OF REPORTING PERSON Silver Lake West HoldCo, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 91,259,861
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 91,259,861

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,259,861
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 53.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 87256C101

1	NAME OF REPORTING PERSON Silver Lake West HoldCo II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 91,259,861
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 91,259,861

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,259,861
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 53.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 87256C101

1	NAME OF REPORTING PERSON Silver Lake West VoteCo, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 91,259,861
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 91,259,861

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,259,861
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 53.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 87256C101

1	NAME OF REPORTING PERSON Egon Durban
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 91,259,861
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 91,259,861

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,259,861
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 53.4%
12	TYPE OF REPORTING PERSON IN

Item 1(a). Name of Issuer:

TKO Group Holdings, Inc. (“Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

200 Fifth Ave, 7th Floor

New York, NY 10010

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed jointly by Silver Lake West HoldCo, L.P., a Delaware limited partnership, Silver Lake West HoldCo II, L.P., a Delaware limited partnership, Silver Lake West VoteCo, L.L.C., a Delaware limited liability company and Egon Durban, a United States citizen (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an agreement of joint filing.

The securities of the Issuer reported as beneficially owned in this Schedule 13G are directly held by Endeavor Operating Company, LLC (“EOC”), January Capital HoldCo, LLC, January Capital Sub, LLC and WME IMG, LLC (“WME”). WME is an indirect wholly owned subsidiary of Endeavor Group Holdings, Inc. (“EGH”). EGH is the managing member of Endeavor Manager, LLC, which in turn is the managing member of EOC. EOC is the managing member of January Capital HoldCo, LLC and January Capital Sub, LLC. Silver Lake West Holdco, L.P. and Silver Lake West Holdco II, L.P. (the “Silver Lake Equityholders”) have designated members of the governing body of EGH and as a result may be deemed to share beneficial ownership of the securities beneficially owned by EGH. Mr. Egon Durban is the managing member of Silver Lake West VoteCo, L.L.C., which is the general partner of each of the Silver Lake Equityholders. Mr. Durban is a director of the Issuer and is a Co-CEO and Managing Member of Silver Lake Group, L.LC. Securities are held solely by subsidiaries of EGH. Investment funds managed by Silver Lake do not directly hold any equity securities of the Issuer.

This filing shall not be deemed an admission of beneficial ownership of such securities or that EOC, January Capital HoldCo, LLC, January Capital Sub, LLC, EGH and the Reporting Persons constitute a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended or otherwise. EOC, January Capital HoldCo, LLC, January Capital Sub, LLC, and EGH will separately file or have separately filed Schedule 13G filings reporting their respective beneficial ownership of such securities.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Item 2(c). Citizenship:

See response to Item 4 of each of the cover pages and Item 2(a) above.

Item 2(d). Titles of Classes of Securities:

Class A Common Stock, par value $0.00001 per share (“Class A Common Stock”).

Item 2(e). CUSIP Number:

87256C101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a) Amount Beneficially Owned:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G is incorporated by reference in its entirety into this Item 4.

As of September 30, 2024, the Reporting Persons may be deemed to beneficially own an aggregate of 91,259,861 shares of the Issuer’s Class A Common Stock or 53.4% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, consisting of (i) 75,412,059 units of TKO Operating Company, LLC (the “TKO OpCo Units”) and an equal number of shares of Class B common stock held by EOC, (ii) 7,662,799 TKO OpCo Units and an equal number of shares of Class B common stock held by January Capital HoldCo, LLC, (iii) 6,542,033 TKO OpCo Units and an equal number of shares of Class B common stock held by January Capital Sub, LLC and (iv) 1,642,970 shares of Class A Common Stock held by WME.

The TKO OpCo Units are redeemable by the holders for, at the election of the Issuer, (i) newly-issued shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events, or (ii) subject to certain conditions, an equivalent amount of cash. Upon the redemption of any TKO OpCo Units, a number of shares of Class B common stock equal to the number of TKO OpCo Units that are redeemed will be cancelled by the Issuer for no consideration.

The percentages of beneficial ownership in this Schedule 13G are based on 81,146,843 shares of Class A Common Stock of the Issuer outstanding as of September 30, 2024, as reflected in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 6, 2024 and assumes the redemption of all TKO OpCo Units which may be deemed beneficially owned by the Reporting Persons into Class A Common Stock.

(b)	Percent of Class:

See responses to Item 11 on each cover page and Items 2(a) and 4(a) above.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page and Items 2(a) and 4(a) above.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page and Items 2(a) and 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page and Items 2(a) and 4(a) above.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page and Items 2(a) and 4(a) above.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

See Item 2(a).

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024

Silver Lake West HoldCo, L.P.
By: Silver Lake West VoteCo, L.L.C., its managing member

By:	/s/ Andrew J. Schader, Attorney-in-fact for Egon Durban
Name: Egon Durban
Title: Managing Member

Silver Lake West HoldCo II, L.P.
By: Silver Lake West VoteCo, L.L.C., its managing member

By:	/s/ Andrew J. Schader, Attorney-in-fact for Egon Durban
Name: Egon Durban
Title: Managing Member

Silver Lake West VoteCo, L.L.C.

By:	/s/ Andrew J. Schader, Attorney-in-fact for Egon Durban
Name: Egon Durban
Title: Managing Member

Egon Durban

/s/ Andrew J. Schader, Attorney-in-fact for Egon Durban

Exhibit Index

Exhibit 2	Power of Attorney granted by Egon Durban, dated April 9, 2024.